United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release

Signature Page

CVRD stock merger with CAEMI
Rio de Janeiro, March 15, 2006 – Companhia Vale do Rio Doce (CVRD or Merging Company) and its subsidiary Caemi Mineração e Metalurgia S.A. (Caemi or Merged Company) inform that the management of both companies will submit the proposal for CVRD stock merger with Caemi to the Extraordinary General Shareholders´ Meetings (Shareholders Meetings).
The Merger of Shares and Other Correlated Proposals
In a meeting held on January 23, 2006, the shareholders of Valepar S.A. (Valepar), direct controlling shareholder of CVRD and indirect controlling shareholder of Caemi, issued voting instructions to its representatives in the Board of Directors of CVRD, aiming to approve the proposal from CVRD’s Executive Board to perform the transaction described herein, in accordance with the material fact published on that date.
On January 26, 2006, the Board of Directors of CVRD ratified the proposal set out by the Executive Board to forward the merger of all shares issued by CAEMI, which shall be submitted to the approval from the shareholders of the companies. In this occasion, the CVRD Fiscal Council members were present in the CVRD Board of Directors´ meeting, became aware of the proposal of merger of shares.
At extraordinary meetings held by the Boards of Directors of CVRD on March 06, 2006 and of Caemi on March 07, 2006 and March 14, 2006, was approved the calling of its Extraordinary General Shareholders Meetings, to be held on March 31,2006, according to the minutes of the meetings publicly disclosed on March 6 and 15, 2006, by CVRD and Caemi, respectively. The terms of the mergers, its Protocol and Justification of Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce (Protocol) and its Exhibits shall be submitted to the shareholders during the meeting.
On March 14, 2006, were held meetings of the Boards of Directors of CVRD and CAEMI, which approved the terms and conditions of the merger of shares, established herein. In this occasion, the Fiscal Council members of Caemi, that were present at the Meeting of the Board of Directors of the Merged Company, acknowledged the proposal of merger of shares.

The merger of shares is still subjected to the opinions of the members of the Fiscal Councils of CVRD and Caemi, in accordance with Article 163, III of the Brazilian Corporate Law.
Corporate Arrangements That Preceded The Merger of Shares
Until February 16, 2006, CVRD indirectly held the totality of the common shares, except 6 (six) common shares held by the members of the Board of Directors of Caemi, in compliance with Article 146 of the Brazilian Corporate Law, and 40.06% of the preferred shares issued by Caemi, through its subidiary Amazon Iron Ore Overseas Co. Ltd., a company organized in accordance with the laws of the Cayman Islands, with head offices at Walkers House, 87 Mary Street, PO Box 908GT, George Town, Grand Cayman, Cayman Islands (Amazon).
As a preliminary measure to the merger of shares, a redemption of shares issued by Amazon was performed on February 16, 2006, and the payment was made in shares issued by Caemi to CVRD.
Upon the conclusion of corporate transactions involving the transfer of the totality of the shares issued by Caemi previously held by Amazon, CVRD became the holder of the above-described interest.
Reasons, Objectives and Benefits Resulting from the Merger of Shares
The main purpose of this merger of shares is to allow the consolidation of the companies into a sole vehicle with presence on the capital market, concentrating investments in shares of a single company. It is also expected that such unification will favor the dispersion of free float of shares, with liquidity increase, and will simplify the corporate structure with favorable effects.
The companies expect the following benefits to result from the merger:
(i)	consolidation of the capital structure;

(ii)	rationalization and optimization of the investment plans;

(iii)	stronger financial capacity, increase and diversification of the alternatives related to the raising of funds;

(iv)	higher efficiency of the corporate structure and execution of strategic decisions; and

(v)	potential increase of productivity and competitiveness, mainly in iron ore operations.

The merger of shares, as proposed, preserves and creates value for the shareholders of the companies in light of the fact that it allows a decrease in corporate costs and raising of synergies at an estimated amount of approximately R$ 300 million.
Regarding specifically to the current shareholders of Caemi, which will continue to be exposed to its assets and results, the companies foresee the following benefits:
(i)	full exposure to CVRD’s performance, which invested US$ 10.5 billion over the last five years and plans to invest US$ 4.6 billion in 2006, and currently is developing a portfolio of 22 projects and a global research and development program;

(ii)	acquisition of voting rights equal to the political rights granted to the holders of common shares issued by CVRD in all matters subjected to resolution of the General Meeting, except indication of members for the Board of Directors;

(iii)	access to CVRD dividend policy, oriented by financial flexibility, transparency and risk minimization for its shareholders;

(iv)	greater liquidity of its investments, in light of the fact that CVRD shares are tradable at the São Paulo Stock Exchange (Bovespa), where holds a highlighted position at Ibovespa, and at the New York Stock Exchange, where their American Depositary Receipts (ADRs) are among the most actively traded ADRs listed on that stock exchange; and

(v)	large access to the global capital market available for investment grade rated companies and shareholders in more than twenty countries, a fact that enables the reduction of its cost of capital and increases the potential for shareholder value creation,
CVRD ‘s shareholders, besides the above mentioned benefits, will have full exposure to Caemi’s world class assets and results.
EVALUATIONS, SWAP RATIO AND VARIATIONS OF POLITICAL AND EQUITY RIGHTS
The merger of shares shall result in the increase of CVRD’s capital stock, in view of the merger of all the shares issued by CAEMI into CVRD equity.
Evaluation of the Merged Company for Capital Stock Increase Purposes

The Capital Stock increase at CVRD, to be carried out in light of the merger of shares, shall be performed based on the report dated March 14, 2006, prepared by Banco Merrill Lynch de Investimentos S.A., established in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima 3400, 18th floor, enrolled with the Brazilian Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 62.073.200/0001-21 (Merrill Lynch), in accordance with Exhibit I of the Protocol. The report prepared by Merril Lynch contains the evaluation of the entirety of shares issued by Caemi based on the exchange market value criteria of Caemi shares, according to the rates of Bovespa throughout the 90 days that preceding the first press release related to the transaction, issued on January 23, 2006. As a result, were considered the closing rates for the trading sessions during the period from October 26, 2005 to January 23, 2006, including these dates, and the result was an average rate of R$ 3.52311 for each preferred share issued by Caemi, being attributed for the totality of shares of the Merged Company the amount of R$ 13,809,698,679.97 (thirteen billion, eight hundred and nine million, six hundred and ninety-eight thousand, six hundred and seventy-nine reais and ninety seven cents).
Swap Ratio Of Preferred Shares Issued By Caemi For Class A Prefered Shares Issued By Cvrd
The swap ratio of preferred shares issued by Caemi for Class A preferred shares issued by CVRD shall be performed based on the market value of such shares, in accordance with their average rating at Bovespa.
In light of the high rates of liquidity and dispersion presented by the preferred shares issued by CVRD and by Caemi, both listed in the Ibovespa Index, in which such shares hold, respectively, the third and the sixth places among the most negotiated shares at Bovespa, according to the theoretical portfolio of such index for the period from January to April 2006, the Companies understand that the substitution rate of the preferred shares issued by Caemi to be merged to the shareholder’s equity of CVRD with new shares issued by CVRD, must be set up based on their respective market values, as established by Article 11 of CVM Instruction 319/99. This criteria is, in accordance with the opinion of the Companies, what ensures equal treatment to their shareholders, due to the fact that it reflects the value attributed by the market to the shares of the Merging Company and of the Merged Company.
The Companies understand that the closing average of the 90 (ninety) days that preceded the first press release related to the Merger of Shares, which presents an adequate sample of the current market value of such shares and, at the same time, eliminates eventual distortion caused by the volatility and special conditions of the market. Therefore, were considered the closing rates for the trading sessions during the period from October 26, 2005 to January 23, 2006, including this date, being obtained the average rate of R$ 85.61640 for Class A preferred share issued by CVRD and R$3.52311 for the preferred share issued by Caemi, respectively, as indicated in Exhibit II of the Protocol.
As result of the abovementioned, the substitution rate to be adopted upon the Merger of Shares shall be as follows: each preferred share issued by Caemi to be merged will entitle its holder to receive 0.04115 Class A preferred shares issued by CVRD.
Shares Fraction
The remaining fractions of Class A preferred shares issued by CVRD, shall be grouped in whole numbers, and then sold at an auction to be held at BOVESPA, according to the terms of the shareholders notice to be published after the Extraordinary General Shareholder’s Meeting of CVRD that approves the Merger of Shares. The net values due to the referred sale shall be available to the holders of fractions of Class A preferred shares issued by CVRD, proportionally to their participation in each share sold.
CVRD’S Capital Stock After The Merger Of The Shares
Due to the Merger of Shares, the Capital Stock of CVRD shall be increased by R$ 5,492,400,974.56 (five billion, four hundred and ninety-two million, four hundred thousand, nine hundred and seventy-four reais and fifty-six cents), equivalent to the value of CAEMI shares to the be merged into CVRD´s equity.
The above mentioned capital increase shall be made through the issuance of 64,151,361 (sixty four million, one hundred and fifty-one thousand, three hundred and sixty-one) CVRD Class A preferred shares, as detailed in the tables below:

CVRD Capital Stock
(prior to the Merger
of Shares)	R$	# of shares
common shares	R$ 9,007,032,395.62 (nine billion, seven million, thirty-two thousand, three hundred and ninety-five reais and sixty-two cents)	749,949,429 (seven hundred and forty-nine million, nine hundred and forty-nine thousand, four hundred and twenty-nine)
Class A preferred shares *	R$ 4,992,967,604.38 (four billion, nine hundred and ninety-two million, nine hundred and sixty-seven thousand, six hundred and four reais and thirty-eight cents)	415,727,739 (four hundred and fifteen million, seven hundred and twenty-seven thousand, seven hundred and thirty-nine)

CVRD Capital Stock
(prior to the Merger
of Shares)	R$	# of shares
Total Capital	R$14,000,000,000.00 (fourteen billion reais)	1,165,677,168 (one billion, one hundred and sixty-five million, six hundred and seventy-seven thousand, one hundred and sixty-eight)

*	Including 3 (three) special Class preferred shares held by the Brazilian Government.

CVRD Capital Stock
(After Merger of the
Shares)	R$	# of shares
Common shares	R$ 9,007,032,395.62 (nine billion, seven million, thirty two thousand, three hundred and ninety-five reais and sixty-two cents)	749,949,429 (seven hundred and forty-nine million, nine hundred and forty-nine thousand, four hundred and twenty-nine)
Class A preferred shares*	R$ 10,485,368,578.94 (ten billion, four hundred and eighty-five million, three hundred and sixty-eight thousand, five hundred and seventy-eight reais and ninety-four cents)	479,879,100 (four hundred and seventy-nine million, eight hundred and seventy-nine thousand and one hundred)
Total Capital	R$ 19,492,400,974.56 (nineteen billion, four hundred and ninety-two million, four hundred thousand, nine hundred and seventy-four reais and fifty-six cents)	1,229,828,529 (one billion, two hundred and twenty-nine million, eight hundred and twenty-eight thousand, five hundred and twenty-nine)

*	Including 3 (three) special Class preferred shares held by the Brazilian Government.
CVRD´s Extraordinary General Shareholder Meeting which will deliberate upon the merger of shares will also appreciate the proposal to change article 5 of its by-laws, reflecting CVRD´s capital increase and the issuance of new preferred class A shares that will be given to non controlling shareholders of Caemi.
Shareholders Rights
The preferred shares issued by CAEMI outstanding on the market shall be replaced by Class A preferred shares issued by the Merging Company. The table below details the differences between equity rights and political rights of the shares of the Companies:

CVRD Class A preferred
	shares		Caemi preferred shares
Equity Rights	•	The higher priority dividend between (i) 3% of the share’s shareholder’s equity value, calculated based on financial statements that served as reference for payment of the dividends, and (ii) 6% calculated on the installment of capital constituted by that Class of share.	•	Minimum dividend, non-cumulative, corresponding to 1.2 times the mandatory dividend due at each fiscal year, divided by the total number of shares representing the Capital Stock, subscribed and outstanding at the time. The preferred shares participate in the apportionment of that which exceeds de mandatory dividend in equal conditions to the common shares, after ensuring the latter dividends similar to the minimum of the preferred shares.
	•	Mandatory minimum dividend payment of 25% of net profit adjusted paid to all shareholders.

			•	Mandatory minimum dividend of 25% of net profit adjusted paid to all shareholders.

Political Rights	•	Voting rights, except upon deliberations regarding the election of members to the Board of Directors, except for the rights established in Article 141 of the Brazilian Corporations Law.	•	Full voting rights only in the event of non-payment of the minimum dividend for three (3) consecutive fiscal years.

	•	Full voting rights in the event there is no payment of the mandatory dividend for three (3) consecutive fiscal years.

The exchange of the preferred shares issued by CAEMI for Class A preferred shares issued by CVRD aims at being on the level with the political rights of all preferred shares involved in this operation, without the need to create a new class with rights differentiated from those granted to the already existing shares.
CVRD Class A preferred shares issued in the benefit of CAEMI shareholders, as a result of the Merger of Shares, shall be entitle to all rights granted in the Bylaws of the Merging Company regarding the shares of that same kind, and the holders of such shares shall be entitled to fully receive any dividends or interest on shareholders equity eventually declared by CVRD as of the Date of the General Extraordinary Shareholders’ Meeting of CVRD which deliberates about the Merger of Shares of Caemi.
After the implementation of the Merger of Shares, the rights granted to the 3 (three) shares of special class of CVRD owned by the Brazilian Government (Golden Shares) will remain unchanged. CVRD shall not issue new shares of that kind, which are exclusively held by the Brazilian Government, in accordance with Article 5, §2, of the Merging Company’s Bylaws.
EVALUATION THROUGH EQUITY VALUE ADJUSTED TO MARKET
In compliance with the provisions contained in Article 264 of the Brazilian Corporations Law, the evaluations of the shareholder’s equity to market value as to what regards CVRD and CAEMI, were carried out by ACAL Consultoria e Auditoria S/S (“ACAL”), an evaluations specialized company, with head office at Av. Rio Branco, 181 – 18th floor, Centro, in the City of Rio de Janeiro, RJ, registered at the Regional Accountants’ Council of the State of Rio de Janeiro under number 1.144, and enrolled with the Brazilian Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 28.005.734/0001-82, as per the technical reports that constitute Exhibit III and IV of the Protocol. Such evaluations were performed according to the same criteria and on the same database (December 31, 2005), using the financial statements of the Merging Company and the Merged Company duly audited, at that same date. The results of the evaluations performed by ACAL are described in the table below:

Substitution rate– Shareholder’s Equity
to Market	CVRD	Caemi
Evaluation calculated by the equity value adjusted to market criteria (in thousands reais)	54,618,576	7,468,006
Number of shares of the Capital Stock	1,165,677,168	3,919,746,667

Swap ratio of common shares and preferred shares through the equity value adjusted to market criteria	1 share issued by Caemi for 0.04066 share issued by CVRD
WITHDRAWAL RIGHTS
Seeking compliance with Article 137, item II, of the Brazilian Corporations Law, it was observed that the common and Class A preferred shares issued by CVRD, as well as the preferred shares issued by Caemi, have liquidity, since they integrate the Bovespa Index, although only the Class A preferred shares issued by CVRD and preferred shares issued by Caemi present dispersion.
Thus, the withdrawal right shall be ensured to the holders of common shares issued by CVRD, on January 23, 2006, which formally express their disagreement regarding the proposal of the Merger of Shares, bearing such shareholders the right to challenge the survey regarding CVRD’s special balance sheet, as per the terms of § 2nd of Article 45 of the Brazilian Corporations Law, for reimbursement value calculation purposes.
Since CVRD holds the entirety of the common shares issued by Caemi, such shares shall not be entitled to withdrawal rights.
All express manifestations received within the term of thirty (30) days counted as of the date of publication of the minutes of the Extraordinary General Shareholders’ Meeting of CVRD, which deliberates regarding the Merger of Shares shall be considered as timely made, although the payment of such reimbursement shall depend on the effective accomplishment of the transaction, as established in Article 230 of the Brazilian Corporations Law.
In the event there is any challenge to the survey regarding CVRD’s special balance sheet, as permitted by the Brazilian Corporations Law, the shareholder shall immediately receive 80% (eighty percent) of the reimbursement value calculated on the balance sheet as of December 31, 2005 (date of the last CVRD published financial statement), with the balance, if any, being paid by CVRD within a period of one hundred twenty (120) days counted from the resolution date of such General Meeting, in compliance with §3rd of Article 137 of the Brazilian Corporations Law.
The withdrawal rights shall be based upon book value of the shares stated in the financial statements, dated December 31, 2005 (date of the last CVRD published financial statement), according to which one outstanding share is R$ 20,89 (twenty reais and eighty-nine cents) worthy.

GENERAL PROVISIONS
The Companies reserve the right to review the project of the Merger of Shares described herein, in the event payment of such reimbursement of shares, resulting from withdrawal requests set out by shareholders bearing common shares issued by CVRD which presented their manifests in a timely manner, jeopardizes the Merging Company’s financial stability, as per § 3rd of Article 137 of the Brazilian Corporations Law.
The cost to be incurred with the implementation of the process of Merger of Shares is estimated at R$7 millions, already including the expenses related to the fees of auditors, evaluators, attorneys and publications.
The specialized companies Merril Lynch and Acal have declared, in their respective reports, that: (i) they do not have any, direct or indirect, interest within CVRD and CAEMI capital stock or regarding the completion of this transaction, and (ii) there has been no attempt on the part of the Companies, their controllers or administrators to direct, limit, impair or practice any acts that have or may have affected the access, the use or the knowledge of information, goods, documents or work methodologies relevant to the quality of their respective conclusions.
In compliance with the terms mentioned above, the performance of this Merger of Shares is not subject to the approval of regulatory agencies or entities for competition defense in this country or abroad.
All information and documents related to the process of Merger of Shares, including the Protocol and its attachments, which include reports, expert opinions, evaluations and financial statements are already available for the interested shareholders:
•	At the headquarters of CVRD, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Graça Aranha, 26, 13º andar;

•	At the headquarters of CAEMI, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 228, suite 606, Ala B; and

•	At the respective web sites, www.cvrd.com.br and www.caemi.com.br

The aforementioned documentation was also forwarded to the National Securities Commission – Comissão de Valores Mobiliários – CVM, to Bovespa and to the U.S. Securities and Exchange Commission.
The shareholders of the Companies that are interested in accessing the information or making any questions concerning the proposal for the Restructuring may also do so by contacting the Invetor Relations Departments: (i) of CVRD, through telephone number 55-21-3814-4540 or by e-mail rio@cvrd.com.br; and (ii) of CAEMI, through telephone number 55-31-3289-3580 or by e-mail ri@caemi.com.br.

Signature Page
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2006	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations